SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 29161]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

February 26, 2010

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of February, 2010.  A copy of each application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.  An order granting each application will be issued unless the SEC orders a hearing.  Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail.  Hearing requests should be received by the SEC by 5:30 p.m. on March 23, 2010, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC  20549-1090.

For Further Information Contact:  Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-4041.

**Oppenheimer Baring Japan Fund [File No. 811-21954]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On August 8, 2009, applicant transferred its assets to Oppenheimer International Growth Fund, based on net asset value.  Expenses of $33,608 incurred in connection with the reorganization were paid by applicant.

Filing Date:  The application was filed on February 2, 2010.

Applicant's Address:  6803 S. Tucson Way, Centennial, CO 80112.

**Samarnan Investment Corporation [File No. 811-2824]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  On December 2, 2009, applicant made a final liquidating distribution to its shareholders, based on net asset value.  Expenses of $93,115 incurred in connection with the liquidation were paid by applicant.  Applicant has retained $37,700 in cash to pay certain outstanding expenses.

Filing Date:  The application was filed on February 1, 2010.

Applicant's Address:  214 North Ridgeway Dr., Cleburne, TX 76033.

**North Track Funds, Inc. [File No. 811-4401]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On July 31, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value.  Expenses of $74,209 incurred in connection with the liquidation were paid by applicant and Ziegler Capital Management, LLC, applicant's investment adviser.

Filing Date:  The application was filed on February 5, 2010.

Applicant's Address:  200 South Wacker Dr., Suite 2000, Chicago, IL 60606.

**Cohen & Steers European Realty Shares, Inc.  [File No. 811-22010]**

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company.

On September 18, 2009, applicant transferred its assets to Cohen & Steers International Realty

Fund, Inc., based on net asset value.  Expenses of $107,423 incurred in connection with the

reorganization were paid by Cohen & Steers Capital Management, Inc., applicant's investment

adviser.

Filing Date:  The application was filed on January 22, 2010.

Applicant's Address:  280 Park Ave., 10th Floor, New York, NY 10017.

**Grosvenor Registered Multi-Strategy Fund NewSub, LLC [File No. 811-22373]**

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company.  Applicant has never made a public offering of its

securities and does not propose to make a public offering or engage in business of any kind.

Filing Date:  The application was filed on January 22, 2010.

Applicant's Address:  c/o Banc of America Investment Advisors, Inc., One Financial Center,

Boston, MA 02111.

**Dow Jones EURO STOXX 50 Premium & Dividend Income Fund Inc.
  [File No. 811-22089]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has

ceased to be an investment company.  Applicant has never made a public offering of its

securities and does not propose to make a public offering or engage in business of any kind.

Filing Date:  The application was filed on January 26, 2010.

Applicant's Address:  4 World Financial Center, 6[th] Floor, New York, NY 10080.

### T Funds Investment Trust [File No. 811-21655]

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates:  The application was filed on December 24, 2009, and amended on February 19, 2010.

Applicant's Address:  555 South Flower St., Suite 3300, Los Angeles, CA 90071.

### Fortress Registered Investment Trust [File No. 811-9751]

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company.  Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates:  The application was filed on January 7, 2010, and amended on February 23, 2010.

Applicant's Address:  1345 Avenue of the Americas, 46[th] Floor, New York, NY 10105.

### W.P. Stewart & Co. Growth Fund, Inc. [File No. 811-8128]

Summary:  Applicant seeks an order declaring that it has ceased to be an investment company. On November 30, 2009, applicant transferred its assets to W.P. Stewart & Co. Growth Fund, a series of Investment Managers Series Trust, based on net asset value.  Expenses of $314,876 incurred in connection with the reorganization were paid by W.P. Stewart & Co., Inc., applicant's investment adviser, and UMB Fund Services, Inc., the co-administrator and transfer agent for the acquiring fund.

Filing Dates:  The application was filed on December 16, 2009, and amended on February 8, 2010.

Applicant's Address:  c/o W.P. Stewart & Co., Inc., 527 Madison Ave., New York, NY 10022.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary